

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 7, 2017

Via E-Mail
Michael V. Shustek
Chief Executive Officer
MVP REIT II, Inc.
8880 W. Sunset Road
Suite 340
Las Vegas, Nevada 89148

> **Re: MVP REIT II, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 27, 2017**
> **Form 10-Q for the period ended June 30, 2017**
> **Filed August 21, 2017**
> **File No. 000-55760**

Dear Mr. Shustek:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the period ended June 30, 2017

Note N – Investment In DST, page 25

1. Please tell us how you account for your 51% beneficial interest in MVP St. Louis Cardinal Lot, DST, including your analysis of how you determined to not consolidate this entity. Please cite the accounting guidance upon which you relied.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge L. Bonilla, Staff Accountant at (202) 551-3414 or me at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities